FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   November 2008

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Contact:	Elana Holzman	Teva Pharmaceutical Industries Ltd.	972 (3) 926-7554
	Kevin Mannix	Teva North America	(215) 591-8912

For Immediate Release

TEVA PROVIDES UPDATE ON GENERIC PULMICORT RESPULES® LAUNCH

Jerusalem, Israel, November 20, 2008 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announces that further to its press release dated November 19, 2008, the United States District Court for the District of New Jersey has granted AstraZeneca's request for a temporary order restraining further sales of Teva's generic version of AstraZeneca's Pulmicort (Budesonide) Respules® pending the Court's decision on AstraZeneca's motion for a preliminary injunction.

As part of the same ruling, AstraZeneca and its partner Par Pharmaceuticals are to suspend distribution of AstraZeneca's own authorized generic.

A preliminary injunction hearing in this matter is scheduled to begin on November 25, 2008 at 12:30 p.m. A trial has been scheduled for January 12, 2009.

Teva's launch yesterday was pursuant to FDA approval of its generic version of AstraZeneca's Pulmicort (Budesonide) Respules® and the denial of AstraZeneca's Citizen Petition on this product. Teva has full confidence in the strength of its legal position on this matter.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

outstanding patent litigation, including that relating to the generic versions of Allegra® , Neurontin®, Lotrel® and Protonix®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, our ability to successfully identify, consummate and integrate acquisitions, including the pending acquisition of Barr Pharmaceuticals Inc., potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Eyal Desheh
                                        Name: Eyal Desheh
                                        Title: Chief Financial Officer

Date: November 20, 2008